Exhibit (a)(5)(A)

Valeant Pharmaceuticals International, Inc. Agrees to Acquire Obagi Medical Products, Inc. for $19.75 Per Share in Cash

03/20/2013
MONTREAL, March 20, 2013 /PRNewswire/ -- Valeant Pharmaceuticals International, Inc. (NYSE: VRX and TSX: VRX) today announced that it has entered into a definitive agreement under which Valeant will acquire all of the outstanding common stock of Obagi Medical Products, Inc. (NASDAQ: OMPI) for $19.75 per share in cash, which represents a 28% premium to Obagi's closing share price on March 19, 2013, the last trading day prior to announcement. The transaction is expected to close in the first half of 2013 and Valeant expects the transaction, once completed, to be immediately accretive to Valeant's cash earnings per share. The combination is expected to yield cost synergies at an annual run rate of at least $40 million within six months of closing.

Obagi is a leader in topical aesthetic and therapeutic skin-health systems with a product portfolio that includes leading dermatology brands including Obagi Nu-Derm®, Condition & Enhance®, Obagi-C® Rx, ELASTIDerm® and CLENZIDerm®. Obagi had total revenue of approximately $120 million in 2012.

"The acquisition of Obagi will be a valuable supplement to Valeant's current dermatology portfolio and will further build upon our growing aesthetics franchise," stated J. Michael Pearson, chairman and chief executive officer of Valeant. "Obagi is a leader in the physician dispensed market and enjoys a strong brand perception among physicians. The addition of their products will not only strengthen and diversify our dispensed portfolio, but also expand our market presence with dermatologists and plastic surgeons."

Under the terms of the agreement, Valeant will commence a tender offer for all outstanding shares of Obagi at a price of $19.75 per share in cash. The tender offer will be conditioned on the tender of a majority of Obagi's shares calculated on a diluted basis, as well as the receipt of certain regulatory approvals and other customary closing conditions. Following the successful completion of the tender offer, a wholly owned subsidiary of Valeant will merge with Obagi and the outstanding Obagi shares not tendered in the tender offer will be converted into the right to receive the same $19.75 per share in cash paid in the tender offer. Obagi's board of directors has unanimously approved the transaction.

About Valeant Pharmaceuticals International, Inc.
Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, neurology and branded generics. More information about Valeant Pharmaceuticals International, Inc. can be found at www.valeant.com.

Forward Looking Statements
This press release contains forward-looking statements regarding, among other things, the proposed acquisition by Valeant of Obagi, Valeant's and Obagi's financial position, market position, product development and business strategy, expected cost synergies, expected timing and benefits of the transaction, as well as estimates of Valeant's future expenses and future cash earnings per share. Statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "intend," "guidance" or similar expressions are forward-looking statements. Because these statements reflect Valeant's current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors could affect the proposed business combination of the companies, future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this press release. These factors include, but are not limited to: the risk that the acquisition will not close when expected or at all; the risk that Valeant's business and/or Obagi's business will be adversely impacted during the pendency of the acquisition; the risk that the operations of the two companies will not be integrated successfully; and other risks and uncertainties, including those detailed from time to time in the companies' periodic reports filed with the Securities and Exchange Commission ("SEC") and in the case of Valeant, the Canadian Securities Administrators ("CSA"), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption "RISK FACTORS" in their annual reports on Form 10-K for the year ended December 31, 2012, which have been filed with the SEC and in the case of Valeant, the CSA. The forward-looking statements in this press release are qualified by these risk factors. These are factors that, individually or in the aggregate, could cause the companies' actual results to differ materially from expected and historical results. The companies assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information: The tender offer described in this release has not yet commenced and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Obagi. At the time the tender offer is commenced Odysseus Acquisition Corporation and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC and Obagi will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Obagi intend to mail these documents to the shareholders of Obagi. These documents will contain important information about the tender offer and shareholders of Obagi are urged to read them carefully when they become available. Shareholders of Obagi will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

Contact Information:
Laurie W. Little
949-461-6002
laurie.little@valeant.com